 Exhibit 99.1

First Mining Announces Consolidation of Strategic Duparquet Property Package with Acquisition of Quebec Claims from IAMGOLD

VANCOUVER, BC, Jan. 30, 2023 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that through its wholly-owned subsidiary, Duparquet Gold Mines Inc., it has entered into an agreement with IAMGOLD Corp. ("IAMGOLD") to acquire its Porcupine East property ("Porcupine East Property") located adjacent to the Company's Duparquet Gold Project and connecting First Mining's land package to its Pitt and Duquesne projects to the east (the "Transaction") for total consideration of:

  2.5 million First Mining common shares upon closing of the Transaction;
  The granting of a 1.5% net smelter return royalty on the Porcupine East Property to IAMGOLD upon closing of the Transaction;
  A future contingent payment of $500,000, in cash or First Mining shares, on the declaration of a minimum of 350,000 koz gold resource on the Porcupine East Property; and
  A future contingent payment of $1,000,000, in cash or First Mining shares, to be paid within 12 months of commercial production being declared at the Duparquet Gold Project, as long as any major surface infrastructure related to the Duparquet Gold Project has been constructed on the Porcupine East Property.

"We are very excited to announce this strategic consolidation around our Quebec assets increasing our land position by 50%," stated Dan Wilton, CEO of First Mining.  "These highly prospective claims are located in between our Duparquet, Pitt and Duquesne gold projects, and will provide First Mining with a contiguous property package covering 19 km of favourable stratigraphy in Quebec, in the heart of the Abitibi Greenstone Belt.  We are excited to embark on robust engineering and exploration programs that will continue to demonstrate the highly prospective nature of our Duparquet Gold Project and the surrounding projects.  We are also very pleased to welcome IAMGOLD as a shareholder of First Mining.  IAMGOLD has a significant presence in both Ontario and Quebec, and as we continue to advance both Springpole and Duparquet, we look forward to other opportunities to work together."

The Porcupine East Property is strategically located between First Mining's Duparquet Gold Project and First Mining's Pitt and Duquesne Gold Projects.  With the addition of the Porcupine East Property, First Mining will increase its land position by 1,868 hectares for a total land package of over 5,800 hectares in Quebec.  It will also provide an additional 7 km of strategic ground along the prolific Destor-Porcupine Fault Zone, increasing First Mining's total exposure to 19 km, including numerous secondary mineralized structures.  The new amalgamated property now includes 3 past producing gold mines, 1 gold deposit and 17 mineral showings.

The Transaction is expected to close on or before February 3, 2023.

Figure 1: Overview of First Mining Quebec Projects and Newly Acquired Porcupine East Property (CNW Group/First Mining Gold Corp.)

About the Porcupine East Property

The Porcupine East Property includes 51 mineral claims covering an area of 1,868 hectares and includes 7.3 km of strike along the prolific Destor-Porcupine Fault Zone ("DPFZ") as well as numerous favourable mineralized splays or secondary structures originating off of the DPFZ.  The underlying geology on the Porcupine East Property is very similar to that of the adjoining Duparquet gold property, which includes syenites and felsic porphyries hosted within mafic and ultramafic volcanic rocks and overlain by younger Temiskaming conglomerates.

The Porcupine East Property has been tested with 67 drill holes, totalling 16,657 m between 1945 and 2013. The most recent drilling program was carried out in 2012 to 2013, consisting of 9 holes for a total of 1,574 m.  Select historic intersections from the relatively shallow drilling on the Porcupine East Property include 2.33 g/t Au over 11.8 m (G83-2), 2.42 g/t Au over 6.1 m (G82-7), 1.20 g/t Au over 10.21 m (G82-5) 0.55 g/t Au over 32.11 m (T82-1) and 0.93 g/t Au over 29.41 m (T82-10).

The Porcupine East Property includes 3 known gold showings as defined in SIGEOM (Quebec Government database). These include the Porcupine-173595, Touriet and Touriet-East showings that were discovered between 1980 and 1998 by surface prospecting, trenching and diamond drilling.  Select intersections reported in SIGEOM associated with these showings include: 1.37 g/t Au over 1.3 m and 2.15 g/t Au over 4.5 m (Porcupine East), 1.87 g/t Au over 2.2 m and 0.84 g/t Au over 10.3 m (Touriet) and 3.1 g/t Au over 2.6 m and 0.4 g/t Au over 18.0 m (Touriet East).

The Touriet showing is characterized by a gold-bearing felsic porphyry intrusion bordered by strongly altered and locally sheared ultramafic volcanics that are locally mineralized. The initial Touriet showing was drilled laterally for approximately 750 m, generally to a maximum depth of -200 m. The Touriet showing is typical of gold porphyries with low gold grades over large thicknesses as demonstrated by a few select drill holes reported by IAMGOLD: T82-10: 0.7 g/t Au over 61.0 m; POR98-99: 0.6 g/t Au over 19.4 m.

Qualified Persons

Mr. Louis Martin P.Geo., (OGQ 0364), a consultant of First Mining, is a "Qualified Person" for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects, and he has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement ("EIS") for the project published in June 2022, and the Duparquet, Pitt and Duquesne Gold Projects in Quebec, a collection of advanced stage development assets located on the Destor-Porcupine Fault in the prolific Abitibi region.  First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Auteco Minerals Ltd.), the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.), an equity interest in Treasury Metals Inc., and a portfolio of 20 royalties.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the closing date of the Transaction; (ii) the grant and timing of any future contingent payments pursuant to the terms of the Transaction; (iii) future engineering and exploration programs continuing to demonstrate the prospective nature of the Duparquet Gold Project and surrounding projects; and (iv) First Mining's increased land position in Quebec following completion of the Transaction.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2021 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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SOURCE First Mining Gold Corp.

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For further information: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com | Paul Morris, Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 30-JAN-23